Filed by Verizon Communications Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Vodafone Group Plc

Commission File No.: 333-191628

Date: February 21, 2014

Filed Pursuant to Rule 433

Registration No. 333-190954

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This communication is deemed an advertisement for the purposes of the U.K. prospectus rules and is not a prospectus or a prospectus equivalent document. Any decision to subscribe for, purchase, otherwise acquire, sell or otherwise dispose of any Verizon
Communications Inc. shares must be made only on the basis of the information contained in and incorporated by reference into the
U.K. prospectus published by Verizon in connection with the proposed transaction with Vodafone Group Plc. Copies of the U.K.
prospectus are available from Verizon’s registered offices and on Verizon’s website at www.verizon.com/investor/
shareownersservices.

21 February 2014

VERIZON COMMUNICATIONS INC.

APPLICATION FOR ADMISSION TO LISTING ON THE STANDARD SEGMENT OF THE OFFICIAL LIST AND TO TRADING ON THE MAIN MARKET OF THE LONDON STOCK EXCHANGE

On September 2, 2013, Verizon Communications Inc. (“Verizon”) entered into a stock purchase agreement (as amended, the “SPA”) with Vodafone Group Plc (“Vodafone”) and Vodafone 4 Limited, a wholly owned subsidiary of Vodafone. Pursuant to the SPA, Verizon agreed to acquire Vodafone’s U.S. group, whose principal asset is its 45% interest in Cellco Partnership d/b/a Verizon Wireless, in exchange for transaction consideration of approximately $130 billion (the “Transaction”), including the issuance of up to approximately 1.28 billion new shares of Verizon common stock.

Following the approval of the Transaction by shareholders of both Verizon and Vodafone on January 28, 2014, Verizon today announces that application has been made for 1,274,764,121 shares of Verizon common stock, par value $0.10 per share, to be admitted to the standard segment of the Official List and to trading on the Main Market for listed securities of the London Stock Exchange, which is expected to take place at 8.00 a.m. on 24 February 2014.

Forward-Looking Statements

In this communication we have made forward-looking statements. These statements are based on our estimates and assumptions and are subject to risks and uncertainties. Forward-looking statements include the information concerning our possible or assumed future results of operations. Forward-looking statements also include those preceded or followed by the words “anticipates,” “believes,” “estimates,” “hopes” or similar expressions. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors, along with those discussed in our filings with the Securities and Exchange Commission (the “SEC”), could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: the ability to realize the expected benefits of our proposed transaction with Vodafone in the timeframe expected or at all; the ability to complete the Vodafone transaction in the timeframe expected or at all and the costs that could be required to do so; failure to satisfy any closing conditions to the Vodafone transaction or events giving rise to termination of the transaction agreement; an adverse change in the ratings afforded our debt securities by nationally accredited ratings organizations or adverse conditions in the credit markets affecting the cost, including interest rates, and/or availability of further financing; significantly increased levels of indebtedness as a result of the Vodafone transaction; changes in tax laws or treaties, or in their interpretation; adverse conditions in the U.S. and international economies; material adverse changes in labor matters, including labor negotiations, and any resulting financial and/or operational impact; material changes in technology or technology substitution; disruption of our key suppliers’ provisioning of products or services; changes in the regulatory environment in which we operate, including any increase in restrictions on our ability to operate our networks; breaches of network or information technology security, natural disasters, terrorist attacks or acts of war or significant litigation and any resulting financial impact not covered by insurance; the effects of competition in the markets in which we operate; changes in accounting assumptions that regulatory agencies, including the SEC, may require or that result from changes in the accounting rules or their application, which could result in an impact on earnings; significant increases in benefit plan costs or lower investment returns on plan assets; and the inability to implement our business strategies.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any offer or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or pursuant to an exemption from the registration requirements thereof.

Additional Information and Where to Find It

Verizon Communications Inc. has filed with the SEC a registration statement on Form S-4 containing a prospectus with respect to the Verizon securities to be offered in the proposed transaction with Vodafone (the “prospectus”). Verizon also filed with the SEC a proxy statement with respect to the special meeting of the Verizon shareholders held on January 28, 2014 in connection with the proposed transaction (the “proxy statement”). The registration statement on Form S-4 was declared effective by the SEC on December 10, 2013. Verizon mailed the prospectus to certain Vodafone shareholders and the proxy statement to Verizon shareholders on or about December 11, 2013. VODAFONE SHAREHOLDERS ARE URGED TO READ CAREFULLY THE PROSPECTUS AND VERIZON SHAREHOLDERS ARE URGED TO READ CAREFULLY THE PROXY STATEMENT, EACH TOGETHER WITH OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and shareholders can obtain free copies of the prospectus, the proxy statement and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders can obtain free copies of the prospectus, the proxy statement and other documents filed with the SEC by Verizon by contacting Verizon’s Assistant Corporate Secretary, Verizon Communications Inc., 140 West Street, 29th Floor, New York, New York 10007. These materials are also available on Verizon’s website at www.verizon.com/investor.